EXHIBIT (a)(1)(viii)

E-mail Communication

From:	stockexchange@amd.com
Sent:	____________, 2003
To:	Name of AMD Employee
Subject:	STOCK OPTION EXCHANGE: FINAL Participation Confirmation

Dear [Name of AMD Employee]:

This is to confirm that you have chosen not to participate in the stock option exchange. You have not submitted any election to exchange any of your stock options before the deadline of __:00 p.m. PST (CALIFORNIA TIME) ____________, 2003.